

Mail Stop 3720

July 22, 2008

Via U.S. Mail and Fax (954) 424-2230
Maurice Katz
Chief Financial Officer
Murals by Maurice, Inc.
295 Northwest 89th Ave.
Coral Springs, FL 33071

> **RE:** **Murals by Maurice, Inc.**
> **Form 10-12G**
> **Filed July 16, 2008**
> **File No. 000-53272**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Exhibits, page 13

1. Please file the revolving bank credit agreement from June 2008 as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Signatures, page 14
2. We note that Mr. Katz's signature is dated May 22, 2007. Please revise to the date of your next amended filing.

Statement of Operations for the Year Ended December 31, 2007, page 26

3. We note your reclassification in Note G of the $10,000 of stock issued to Guardian Registrar from stock issued for cash to stock issued for services. Please revise the Statement of Operations line item "Stock Issued for Services" to the new total of $118,200 and make appropriate changes to the other affected financial statements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, or me at (202) 551-3354 with any other questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (954) 424-2230
        R. Chris Cottone, CPA
        (Greentree Financial Group, Inc.)